UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                            GENERAL COMPONENTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36938Q103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

MITCHELL S. NUSSBAUM, ESQ., LOEB & LOEB LLP, 345 PARK AVENUE, NEW YORK, NY 10154
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                NOVEMBER 23, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 2058210 10 1                13D                      Page 2 of 7 Pages

------- ------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            LOTUS LIBERATOR FUND
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         [ ] (a)
                                                                         [ ] (b)
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*
            OO
------- ------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                         [ ]
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS, B.W.I.
------- ------------------------------------------------------------------------
NUMBER OF                        SOLE VOTING POWER
SHARES                   7
BENEFICIALLY                       10,579,240
OWNED BY                 ------- -----------------------------------------------
EACH                             SHARED VOTING POWER
REPORTING                8
PERSON WITH                        N/A
                         ------- -----------------------------------------------
                                 SOLE DISPOSITIVE POWER
                         9
                                   10,579,240
                         ------- -----------------------------------------------
                                 SHARED DISPOSITIVE POWER
                         10
                                   N/A
------------------------ ------- -----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,579,240
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              10.58%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

              CO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 2058210 10 1                13D                      Page 3 of 7 Pages

------- ------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            PAUL PHEBY
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         [ ] (a)
        LOTUS LIBERATOR FUND                                             [ ] (b)
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*
            N/A
------- ------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                         [ ]
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS, B.W.I.
------- ------------------------------------------------------------------------
NUMBER OF                        SOLE VOTING POWER
SHARES                   7
BENEFICIALLY                       10,579,240
OWNED BY                 ------- -----------------------------------------------
EACH                             SHARED VOTING POWER
REPORTING                8
PERSON WITH                        N/A
                         ------- -----------------------------------------------
                                 SOLE DISPOSITIVE POWER
                         9
                                   10,579,240
                         ------- -----------------------------------------------
                                 SHARED DISPOSITIVE POWER
                         10
                                   N/A
------------------------ ------- -----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              670,720
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.335%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

              IN
--------- ----------------------------------------------------------------------

                                                               Page 4 of 7 Pages

Item 1.      Security and Issuer.

             This statement relates to the common stock, par value $.001 per share ("Common Stock"), of General Components, Inc., a Nevada corporation (the "Company") issuable upon conversion of the Company's Series A preferred stock, par value $.001 per share (the "Series A Preferred Stock"). Each share of Series A Preferred Stock is convertible into eight shares of Common Stock. Holders of the Series A Preferred Stock vote together with the Common Stock on an as-converted basis The address of the Company's principal executive office is Suite 2021, 20/F, Two Pacific Place, 88 Queensway, Hong Kong.

Item 2.      Identity and Background.

             (a) This Schedule 13D is being filed by Lotus Liberator Fund ("Lotus"). Mr. Pheby is a director and shareholder of Lotus and has sole voting power over the shares of Common Stock owned by Lotus.

             (b) Lotus' business address is Walkers SPV Limited, Walker House, PO Box 908GT, Mary Street, Grand Cayman, Cayman Islands. Mr. Pheby's business address is Room 2703, 27/F, The Centrium, 60 Wyndham Street, Central, Hong Kong.

             (c) Lotus is in the business of investing. Mr. Pheby is the fund director of Lotus and his principal business is investment advisory services.

             (d) During the past five years, neither Lotus nor Mr. Pheby has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

             (e) During the past five years, neither Lotus nor Mr. Pheby has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) Lotus is an entity formed in the Cayman Islands, B.W.I. Mr. Pheby is a citizen of the United Kingdom.

Item 3.      Source and Amount of Funds and Other Consideration.

             In connection with the share exchange and subsequent recapitalization of the Company, 1,322,405 shares of Series A Preferred Stock (10,579,240 shares of Common Stock on an as-converted basis) were issued to Lotus by the Company in exchange for the transfer and assignment of 1,714,286 shares of common stock of General Components, Inc., a corporation formed under the laws of the Cayman Islands ("GCI Cayman"), pursuant to the terms of a share exchange agreement dated September 24, 2004 by and among the Company, each of the persons listed on Exhibit A thereto referred to as the Acquiror Shareholders, each of the Persons listed on Exhibit B thereto referred to as the Shareholders and GCI Cayman (the "Share Exchange Agreement"). A copy of the Share Exchange Agreement is attached hereto as an exhibit.

                                                               Page 5 of 7 Pages

Item 4.      Purpose of Transaction.

             Lotus acquired its shares pursuant to the Share Exchange Agreement. The purpose of the acquisition and the exchange was for the Company to obtain 100% ownership of GCI Cayman, which has business operations in China and the United States.

             Lotus nor Mr. Pheby has any plans or proposals which relate to or would result in:

(a)   the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company's business or corporate structure;

(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j)   any similar action to those enumerated above.

Item 5.  Interest in Securities of the Company.

             (a) Lotus is the beneficial owner of an aggregate of 10,579,240 shares of Common Stock, representing approximately 10.58% of the total issued and outstanding shares of Common Stock of the Company. Mr. Pheby, in his individual capacity as a shareholder of Lotus, is the beneficial owner of 670,620 shares of Common Stock of the Company.

             (b) Lotus has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 10,579,240 shares of Common Stock beneficially owned by it. Mr. Pheby has sole voting power and dispositive power over 10,579,240 shares of Common Stock owned by Lotus in his capacity as a director of Lotus.

             (c) Other than the acquisition of the shares as reported in this
Schedule 13D, neither Lotus nor Mr. Pheby has effected any transactions with respect to the Common Stock of the Company in the past 60 days.

             (d) To the knowledge of Lotus and Mr. Pheby, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

             (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Neither Lotus nor Mr. Pheby are parties to any contracts, arrangements, understandings or relationships with respect to the securities of the Company.

Item 7.   Materials to be Filed as Exhibits.

(1) Share Exchange Agreement, dated September 24, 2004

                                                               Page 6 of 7 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   February 16, 2005                           Lotus Liberator Fund

                                                     By: /s/ Paul Pheby
                                                         ----------------------
                                                     Name:  Paul Pheby
                                                     Title: Director

                                                               Page 7 of 7 Pages


                                  EXHIBIT INDEX


(1) Share Exchange Agreement, dated September 24, 2004